FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Continues to Define High-Grade Mineralization Across the Island Gold Deposit; Ongoing Success Expected to Drive Additional Growth in Mineral Reserves and Resources

Toronto, Ontario (January 13, 2025) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from underground and surface drilling at the Island Gold Mine. Exploration drilling continues to extend high-grade gold mineralization across the Island Gold Deposit, as well as within several hanging wall and footwall structures. The ongoing success through 2024 is expected to drive another year of growth in Mineral Reserves and Resources within the year-end update to be released in February 2025.
"Our drilling program at Island Gold over the past year has been one of the most successful in the history of the asset in terms of the magnitude of high-grade intercepts across the lateral extent of the main deposit, and within the numerous newly defined hanging wall and footwall zones. We expect this to drive another year of growth in combined Mineral Reserves and Resources, marking the ninth consecutive year, with grades also increasing over that time frame. Island Gold has established itself as one of the highest-grade and fastest growing deposits in the world. With the main structure open laterally and down-plunge, and significant high-grade results being intersected within emerging and yet to be defined zones in proximity to the main structure, we see excellent potential for this pace of growth to continue,” said John A. McCluskey, President and Chief Executive Officer.

Island Gold Main zone exploration highlights: high-grade mineralization extended outside of Mineral Reserves and Resources in the E1E and C-Zones. These zones are the main structures which host the majority of currently defined Mineral Reserves and Resources at Island Gold. New highlights include1:
•Island West (C-Zone)
•67.68 g/t Au (16.07 g/t cut) over 3.61 m (790-479-62);
•31.59 g/t Au (31.59 g/t cut) over 4.18 m (890-461-58);
•16.58 g/t Au (16.58 g/t cut) over 5.56 m (890-461-40);
•40.21 g/t Au (21.69 g/t cut) over 2.08 m (790-479-69);
•22.71 g/t Au (11.48 g/t cut) over 2.14 m (890-461-54); and
•20.09 g/t Au (20.09 g/t cut) over 2.13 m (1025-497-08).
•Island East (E1E-Zone)
•55.50 g/t Au (45.31 g/t cut) over 3.87 m (MH40-02);
•49.26 g/t Au (49.26 g/t cut) over 2.07 m (540-578-05);

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•31.55 g/t Au (31.55 g/t cut) over 2.92 m (MH40-03); and
•26.25 g/t Au (26.25 g/t cut) over 2.57 m (540-578-08).
Island Gold Hanging Wall and Footwall exploration highlights: high-grade gold mineralization intersected within new and recently defined hanging wall and footwall zones across the main Island Gold Deposit. These zones represent significant opportunities to continue to grow near mine Mineral Reserves and Resources which are low-cost to develop and produce from, given their proximity to existing infrastructure. New highlights include1:
•Island West Hanging Wall and Footwall Zones
B Zone
•17.08 g/t Au (17.08 g/t cut) over 2.05 m (890-461-07).
NS2 Zone: expanding a new structure parallel and 200 m east of NS1 Zone
•18.45 g/t Au (10.75 g/t cut) over 2.58 m (1025-497-04).
D1 Zone:
•12.75 g/t Au (9.55 g/t cut) over 3.93 m (890-461-07).
DN2 Zone: newly defined zone
•16.34 g/t Au (16.34 g/t cut) over 1.99 m (790-479-65); and
•7.86 g/t Au (7.86 g/t cut) over 4.17 m (MH39-01).

•Island East Footwall Zones
E1D1 Zone
•63.51 g/t Au (14.53 g/t cut) over 2.09 m (945-624-65A);
•26.38 g/t Au (26.38 g/t cut) over 2.04 m (945-624-71); and
•6.90 g/t Au (6.90 g/t cut) over 6.06 m (945-624-62).
NTH3 Zone
•37.02 g/t Au (29.46 g/t cut) over 2.42 m (840-572-56);
•29.63 g/t Au (8.91 g/t cut) over 2.50 m (840-572-48);
•30.21 g/t Au (15.61 g/t cut) over 1.99 m (840-572-46); and
•15.87 g/t Au (15.87 g/t cut) over 2.50 m (840-572-45).
Other Hanging Wall and Footwall intersections within yet to be defined zones (Unknown Zones): drilling continues to intersect high-grade mineralization beyond currently defined zones and in proximity to existing underground infrastructure. This includes drill hole 890-461-42 (584.20 g/t Au over 6.80 m), located 10 m north of the main C-Zone in Island West. These are part of more than 2,000 intersections above 3 g/t Au outside of existing Mineral Reserves and Resources in the hanging wall and footwall. Through additional drilling, there is excellent potential to define additional new zones supporting significant growth in near-mine Mineral Reserves and Resources. New highlights include2:

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Footwall
•584.20 g/t Au over 6.80 m (890-461-42);
•129.76 g/t Au over 2.90 m (440-586-01);
•58.77 g/t Au over 4.90 m (890-461-17);
•114.22 g/t Au over 2.20 m (890-461-34);
•92.85 g/t Au over 2.20 m (890-461-56);
•46.83 g/t Au over 4.20 m (890-461-47);
•25.95 g/t Au over 6.10 m (890-461-57);
•40.59 g/t Au over 3.85 m (890-461-54);
•61.33 g/t Au over 2.35m (490-450-06);
•24.16 g/t Au over 5.95 m (890-461-54);
•12.12 g/t Au over 9.55 m (945-624-48);
•31.23 g/t Au over 3.40 m (890-461-52);
•32.57 g/t Au over 3.05 m (560-481-17);
•33.23 g/t Au over 2.75 m (890-461-33); and
•44.94 g/t Au over 2.00 m (890-461-40).
Hanging Wall
•158.03 g/t Au over 2.00 m (490-450-05);
•46.75 g/t Au over 6.10 m (850-475-13);
•38.44 g/t Au over 5.35 m (1025-517-34);
•30.95 g/t Au over 6.25 m (890-461-57);
•38.63 g/t Au over 3.80 m (890-461-52);
•37.61 g/t Au over 3.05 m (850-475-27);
•28.05 g/t Au over 3.90 m (890-461-10); and
•22.74 g/t Au over 3.75 m (580-463-29).
Island Gold East delineation and definition drilling highlights: ongoing drilling focused on the conversion of Mineral Resources to Mineral Reserves from the 945, 1040, and 1130-levels has defined wider, higher-grade zones over a 150 m by 250 m area within the Island Main structure. New highlights include1:
•31.42 g/t Au (22.16 g/t cut) over 17.87 m (945-624-52);
•37.92 g/t Au (21.18 g/t cut) over 13.46 m (1130-623-34);
•23.57 g/t Au (21.93 g/t cut) over 19.34 m (1130-623-25);
•37.07 g/t Au (31.64 g/t cut) over 7.94 m (1130-623-35); and
•8.72 g/t Au (8.72 g/t cut) over 18.65 m (945-624-50).
1 All reported composite intervals are calculated true width of the mineralized zones. Drillhole composite intervals reported as “cut” may include higher grade samples which have been cut to: Island West and Island Main (C-zone) @ 225 g/t Au;

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Island Main and East (E1E Zone) @ 185 g/t Au; E1D Zone @ 100 g/t; B-Zone, E1D1 and NS1 @ 90 g/t Au; NTH3 @ 60 g/t; D1 and G1 @ 45 g/t Au, DN, DN2, NS2 and NTH zones @ 35 g/t Au.
2 All reported composite intervals are core length, true width is unknown at this time, and gold grades are reported as uncut.
New highlight intercepts can be found in Tables 1 and 2, and in Figures 1 and 2 at the end of this news release.
2024 Exploration Drilling Program
A total of $19 million was budgeted for exploration at Island Gold in 2024, up from $14 million in 2023. The focus of the program was to define new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure. A total of 50,416 m of underground exploration drilling was completed in 185 holes in 2024, relative to a planned 41,000 m. Additionally, 9,849 m of surface exploration drilling was completed in 11 holes. This drilling focused on evaluating targets across the strike extent of the main Island Gold Deposit (E1E and C-Zones), as well as expanding newly defined zones in the hanging wall and footwall of Island Gold.
In addition to the exploration budget, 36,686 m of underground delineation drilling was completed in 155 holes in 2024, which focused on the conversion of the large Mineral Resource base to Mineral Reserves.
Island West
Underground Exploration Drilling
High-grade gold mineralization further extended and has now been defined 150 m to the west of the 490-level, and up-plunge from existing Mineral Reserves and Resources in the middle portion of Island West. Drilling is being conducted from the 490-level, 790-level, and the 1025-level exploration drifts, between vertical depths of 400 m and 1,200 m.
New highlights in the C-Zone include (Figure 1, Tables 1 and 2) 1:
•Island West (C-Zone)
•67.68 g/t Au (16.07 g/t cut) over 3.61 m (790-479-62);
•31.59 g/t Au (31.59 g/t cut) over 4.18 m (890-461-58);
•16.58 g/t Au (16.58 g/t cut) over 5.56 m (890-461-40);
•40.21 g/t Au (21.69 g/t cut) over 2.08 m (790-479-69);
•22.71 g/t Au (11.48 g/t cut) over 2.14 m (890-461-54);
•20.09 g/t Au (20.09 g/t cut) over 2.13 m (1025-497-08); and
•12.36 g/t Au (7.05 g/t cut) over 2.70 m (790-479-58).
Island West Hanging Wall Zones
In addition to testing the main Island Gold structure (C-Zone), underground exploration drilling continued to target high-grade gold mineralization in sub-parallel and perpendicular structures in the hanging wall from the 490, 890, 900, and 1025-levels.
NS1 and NS2 Hanging Wall Zones
The NS1 zone is a north-striking structure with a high-angle orientation relative to the C-Zone that was discovered in early 2023. The first stopes were mined from the NS1 zone during the second

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half of 2023 and it continues to be actively mined, highlighting the near-term opportunities within these hanging wall and footwall zones.
The NS2 zone is a new sub-parallel north-strike structure discovered 200 m east of the NS1 zone. To date, this zone has been defined over a vertical extent of 300 m, and an average strike of 100 m.
In addition, several other north-striking high-angle structures have been identified across the deposit from reinterpretation of historical hanging wall drilling, which will be further evaluated as underground exploration drilling advances.
New highlights from the Island West Hanging Wall zones include (Figure 2, Table 1):
•Island West Hanging Wall and Footwall Zones
B Zone
•17.08 g/t Au (17.08 g/t cut) over 2.05m (890-461-07).
NS2 Zone:
•18.45 g/t Au (10.75 g/t cut) over 2.58 m (1025-497-04);
•13.08 g/t Au (13.08 g/t cut) over 1.99 m (1025-517-34); and
•10.85 g/t Au (10.55 g/t cut) over 2.05 m (1025-497-23).
D1 Zone:
•12.75 g/t Au (9.55 g/t cut) over 3.93 m (890-461-07);
•11.72 g/t Au (10.06 g/t cut) over 2.20 m (890-461-04); and
•9.80 g/t Au (9.80 g/t cut) over 2.43 m (890-461-06).
DN2 Zone:
•16.34 g/t Au (16.34 g/t cut) over 1.99 m (790-479-65); and
•7.86 g/t Au (7.86 g/t cut) over 4.17 m (MH39-01).
Island East
Surface and Underground Exploration Drilling
Underground drilling continues to extend high-grade gold mineralization within gaps between Mineral Reserves and Resources in upper to middle portions of Island East.
In addition, surface drilling continues to define and expand high-grade gold mineralization in the middle to lower portions of Island East and Island Main. This includes within a large 200 m by 400 m gap in Mineral Reserves and Resources in Island East between 1,100 m and 1,300 m depths, as well as in Island Main between 1,300 m and 1,400 m depths (holes MH40-02 (55.50 g/t Au (45.31 g/t cut) over 3.87 m) and MH 40-03 (31.55 g/t Au (31.55 g/t cut) over 2.92 m)). Following the completion of the surface drilling program, additional drilling will be completed as underground development and drill platforms are established closer to this area.
New highlights in the E1E-Zone include (Figure 1, Tables 1 and 2):
•Island East (E1E-Zone)
•55.50 g/t Au (45.31 g/t cut) over 3.87 m (MH40-02);
•49.26 g/t Au (49.26 g/t cut) over 2.07 m (540-578-05);

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•31.55 g/t Au (31.55 g/t cut) over 2.92 m (MH40-03);
•26.25 g/t Au (26.25 g/t cut) over 2.57 m (540-578-08); and
•18.39 g/t Au (18.39 g/t cut) over 2.16 m (MH39-04).
Underground Delineation Drilling
Delineation and definition drilling focused on Mineral Resource conversion in Island East from the 945, 1040, and 1130-levels continues to define wide, higher-grade zones in Island East. This includes a 150 m by 250 m zone with significantly higher than average grades and widths relative to the rest of the Island Gold deposit. This is expected to support further growth in high-grade Mineral Reserves. New highlights include1:
•31.42 g/t Au (22.16 g/t cut) over 17.87 m (945-624-52);
•37.92 g/t Au (21.18 g/t cut) over 13.46 m (1130-623-34);
•23.57 g/t Au (21.93 g/t cut) over 19.34 m (1130-623-25);
•37.07 g/t Au (31.64 g/t cut) over 7.94 m (1130-623-35); and
•8.72 g/t Au (8.72 g/t cut) over 18.65 m (945-624-50).
Island East Footwall Zones
Underground exploration drilling continues to target high-grade gold mineralization in structures in the footwall from the 840 and 945-levels that were defined and included in year-end 2023 Mineral Reserves and Resources. Ongoing drilling in 2024 continues to confirm the continuity and extend high-grade gold mineralization within the E1D1 and NTH3 zones, located 10 m and 60 m from the E1E-Zone, respectively.
New highlights from the Island East Footwall zones include (Figure 2, Table 1):
E1D1 Zone
•63.51 g/t Au (14.53 g/t cut) over 2.09 m (945-624-65A);
•26.38 g/t Au (26.38 g/t cut) over 2.04 m (945-624-71); and
•6.90 g/t Au (6.90 g/t cut) over 6.06 m (945-624-62).
NTH3 Zone
•37.02 g/t Au (29.46 g/t cut) over 2.42 m (840-572-56);
•29.63 g/t Au (8.91 g/t cut) over 2.50 m (840-572-48);
•30.21 g/t Au (15.61 g/t cut) over 1.99 m (840-572-46); and
•15.87 g/t Au (15.87 g/t cut) over 2.50 m (840-572-45).
As with the hanging wall and footwall zones in Island West, these footwall zones in Island East highlight the potential to add high-grade Mineral Reserves and Resources in proximity to existing production horizons and infrastructure which would be low-cost to develop and mine.
Other Zones
The majority of Island Gold’s Mineral Reserves and Resources and main production horizons are hosted in the C/E1E structure. The Island Gold Deposit also consists of a growing number of sub-parallel and high-angle mineralized structures outside of the main C/E1E-Zone. As underground

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development advances, these sub-parallel hanging wall and footwall structures can be targeted and defined with step-out drilling from underground drill platforms.
These zones, and other targets within the hanging wall and footwall, represent significant opportunities to continue defining additional high-grade Mineral Reserves and Resources in proximity to existing underground infrastructure. In 2023, approximately 70% of the growth in Mineral Reserves and Resources (before depletion) came from additions in recently defined hanging wall and footwall zones. These additions continue to enhance the ounce per vertical metre profile and provide additional operational flexibility with multiple mining horizons from the same lateral development levels.
The following are highlights of new hanging wall and footwall intersections from underground exploration drilling where the geometry and continuity are not yet established (“Unknown Zone”). These are part of more than 2,000 intersections above 3 g/t Au within recently defined and yet to be defined zones in the hanging wall and footwall. These intersections are outside of existing Mineral Reserves and Resources, highlighting the opportunity for significant near-mine additions as ongoing drilling further defines these areas.
New highlights include (reported composite intervals are uncut and as core length, as true width is unknown at this time) (Table 1):
Footwall
•584.20 g/t Au over 6.80 m (890-461-42);
•129.76 g/t Au over 2.90 m (440-586-01);
•58.77 g/t Au over 4.90 m (890-461-17);
•114.22 g/t Au over 2.20 m (890-461-34);
•92.85 g/t Au over 2.20 m (890-461-56);
•46.83 g/t Au over 4.20 m (890-461-47);
•25.95 g/t Au over 6.10 m (890-461-57);
•40.59 g/t Au over 3.85 m (890-461-54);
•61.33 g/t Au over 2.35m (490-450-06);
•24.16 g/t Au over 5.95 m (890-461-54);
•12.12 g/t Au over 9.55 m (945-624-48);
•31.23 g/t Au over 3.40 m (890-461-52);
•32.57 g/t Au over 3.05 m (560-481-17);
•33.23 g/t Au over 2.75 m (890-461-33);
•44.94 g/t Au over 2.00 m (890-461-40);
•40.01 g/t Au over 2.10 m (890-461-54);
•32.35 g/t Au over 2.50 m (890-461-17);
•15.53 g/t Au over 5.00 m (790-479-51);
•23.74 g/t Au over 3.20 m (890-461-23);
•19.50 g/t Au over 3.75 m (890-461-33);
•9.68 g/t Au over 6.90 m (890-461-48);
•15.59 g/t Au over 4.25 m (890-461-23);

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•24.70 g/t Au over 2.45 m (1025-497-13);
•11.03 g/t Au over 4.95 m (890-461-08); and
•15.30 g/t Au over 3.30 m (MH39-06).
Hanging Wall
•158.03 g/t Au over 2.00 m (490-450-05);
•46.75 g/t Au over 6.10 m (850-475-13);
•38.44 g/t Au over 5.35 m (1025-517-34);
•30.95 g/t Au over 6.25 m (890-461-57);
•38.63 g/t Au over 3.80 m (890-461-52);
•37.61 g/t Au over 3.05 m (850-475-27);
•28.05 g/t Au over 3.90 m (890-461-10);
•22.74 g/t Au over 3.75 m (580-463-29);
•26.64 g/t Au over 2.60 m (580-463-08);
•15.12 g/t Au over 4.25 m (890-461-55A);
•14.00 g/t Au over 4.10 m (1025-517-25);
•22.53 g/t Au over 2.40 m (1025-517-25); and
•26.93 g/t Au over 2.00 m (580-463-33).

Qualified Persons
Scott R.G. Parsons, P.Geo., FAusIMM, Alamos Gold’s Vice President, Exploration, has reviewed and approved the scientific and technical information contained in this news release. Scott R.G. Parsons is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Exploration programs at the Island Gold Mine are directed and supervised by Tyler Poulin, P.Geo., Geology Superintendent at the Island Gold Mine. Tyler Poulin is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Quality Assurance and Quality Control
Alamos Gold maintains an internal Quality Assurance / Quality Control (QA/QC) program at the Island Gold Mine to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.
Access to the Island Gold Mine is controlled by security personnel. Drill core is logged and sampled at core logging facilities within the mine site under the supervision of a Qualified Geologist. A geologist marks the individual samples for analysis, and sample intervals, sample numbers, standards and blanks are entered into the database. Exploration core is cut in half using an electric core saw equipped with a diamond tipped blade. One half of the core is placed into a plastic sample bag and sealed with zip ties in preparation for shipment. The other half of the core is returned to the core box and retained for future reference. Approximately 20% of all delineation core is cut and stored, and the entire core sample is sent for analysis on all definition programs.

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The samples are placed in large heavy-duty nylon reinforced Fabrene bags, which are identified and sealed before being placed on pallets. The core samples are picked up at the mine site and mine samples are delivered to AGAT and Actlabs laboratories, and regional samples are delivered to ALS laboratory, all located in Thunder Bay, Ontario.
Gold is analyzed by a 50 grams fire assay with an Atomic Absorption (AA) finish. Mine samples greater than 10.0 g/t Au, and regional samples greater than 5.0 g/t Au are re-analyzed using gravimetric finish methods. AGAT, Actlabs and ALS are certified laboratories and have internal quality control (“QC”) programs that include insertion of reagent blanks, reference materials, and pulp duplicates.
The Corporation inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance. Cross check assays are completed on a regular basis in a secondary accredited laboratory. The Island Gold Mine QA/QC procedures are more completely described in the August 29, 2022 Technical Report filed on SEDAR+ (www.sedarplus.ca).

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Young-Davidson mine and Island Gold District in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release other than statements of historical fact, which address events, results, outcomes, or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "plan", "estimate", “target”, “budget”, “prospective” “potential”, “opportunity” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this news release include, without limitation, statements with respect to planned exploration programs, focuses, strategies, drilling targets and work, potential for further exploration of certain areas, potential drilling results and related expectations, costs and expenditures, including with respect to the cost of development and production, project economics, gold price assumptions, potential mineralization, projected ore grades, opportunities to add near mine and further high-grade Mineral Reserves and Resources, and other statements and information that is based on forecasts and

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projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
These factors and assumptions include, but are not limited to: the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined, operations may be exposed to illness, disease, epidemic or pandemic which may impact the broader market; state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico and other jurisdictions in which the Company does or may conduct business; the duration of regulatory responses to any illness, disease, epidemic or pandemic; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, and Mexican peso); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays in the development or updating of mine plans; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada or Mexico and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.
Note to U.S. Investors – Mineral Reserve and Resource Estimates
Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”,

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

“Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.
Cautionary Note regarding non-GAAP Measures and Additional GAAP Measures
Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Sustaining capital” are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects.
Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. This includes “Earnings from operations”, which is intended to provide an indication of the Company’s operating performance and represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. A reconciliation of historical non-GAAP and additional GAAP measures are detailed in the Company’s Management’s Discussion and Analysis available at www.alamosgold.com.

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 1: Island Gold – Previously Unreleased Select Composite Intervals from Underground and Surface Mine Exploration Drilling
Composite intervals greater than 3 g/t Au weighted average, capping values:
Island West and Island Main (C-zone) @ 225 g/t Au; Island Main and East (E1E Zone) @ 185 g/t Au; E1D Zone @ 100 g/t Au; B Zone, E1D1 zone and NS1 @ 90 g/t Au; NTH3 Zone @ 60 g/t Au; D1 and G1 @ 45 g/t Au, DN, DN2, NS2, and NTH zone @ 35 g/t Au.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
890-461-07	B	Island West Footwall	222.15	224.20	2.05	2.05	17.08	17.08	965
890-461-49	B	Island West Footwall	219.30	223.00	3.70	2.06	5.29	5.29	1030
560-481-17	B	Island West Footwall	156.85	159.35	2.50	2.08	4.52	4.52	500
790-479-63	B	Island West Footwall	147.20	149.85	2.65	2.40	3.41	3.41	850
490-450-04	C	Island West	314.00	316.75	2.75	2.16	10.89	10.89	663
490-450-04	C	Island West	171.10	176.10	5.00	2.43	10.02	10.02	579
490-450-07	C	Island West	203.20	205.70	2.50	2.47	5.24	5.24	449
560-481-15	C	Island West	86.70	89.50	2.80	2.01	5.28	5.28	507
560-481-17	C	Island West	75.00	77.90	2.90	2.02	4.19	4.19	527
790-479-58	C	Island West	185.00	187.70	2.70	2.7	12.36	7.05	823
790-479-62	C	Island West	133.00	137.00	4.00	3.61	67.68	16.07	806
790-479-66	C	Island West	174.65	178.15	3.50	2.35	3.58	3.58	811
790-479-69	C	Island West	141.50	143.80	2.30	2.08	40.21	21.69	768
890-461-09	C	Island West	225.00	227.35	2.35	2.35	4.80	4.80	1032
890-461-25	C	Island West	35.00	40.47	5.47	3.17	4.13	4.13	888
890-461-40	C	Island West	194.85	204.10	9.25	5.56	16.58	16.58	1023
890-461-53	C	Island West	131.30	134.00	2.70	2.26	3.99	3.99	913
890-461-54	C	Island West	144.60	147.35	2.75	2.14	22.71	11.48	934
890-461-58	C	Island West	72.45	76.65	4.20	4.18	31.59	31.59	857
1025-497-07	C	Island West	250.93	254.50	3.57	2.21	5.48	5.48	1151
1025-497-08	C	Island West	236.25	239.65	3.40	2.13	20.09	20.09	1134
1025-497-25	C	Island West	187.50	190.00	2.50	2.07	3.70	3.70	973
1025-517-29	C	Island West	236.00	238.70	2.70	2.68	9.07	9.07	1095
890-461-04	D1	Island West Footwall	98.40	101.30	2.90	2.20	11.72	10.06	946
890-461-05	D1	Island West Footwall	80.74	83.05	2.31	2.05	8.14	8.14	907
890-461-06	D1	Island West Footwall	82.60	85.50	2.90	2.43	9.80	9.80	913
890-461-07	D1	Island West Footwall	80.50	84.90	4.40	3.93	12.75	9.55	901
890-461-09	D1	Island West Footwall	95.00	105.00	10.00	2.49	6.47	6.07	939
790-479-51	DN	Island West Footwall	14.00	22.00	8.00	6.30	3.80	3.80	813
790-479-61	DN	Island West Footwall	13.60	16.75	3.15	2.59	3.44	3.44	823
790-479-64	DN	Island West Footwall	12.10	15.85	3.75	3.48	4.15	4.15	814
790-479-72	DN	Island West Footwall	18.00	24.40	6.40	4.16	3.29	3.29	809
790-479-73	DN	Island West Footwall	20.65	25.45	4.80	2.52	4.85	4.85	805
790-479-65	DN2	Island West Footwall	38.90	42.00	3.10	1.99	16.34	16.34	809
790-479-67	DN2	Island West Footwall	32.55	36.45	3.90	2.81	3.79	3.79	813
790-479-72	DN2	Island West Footwall	33.90	38.65	4.75	3.09	6.05	6.05	807
790-479-73	DN2	Island West Footwall	42.90	46.45	3.55	2.04	3.72	3.72	797
945-624-69	E1D	Island East Footwall	411.00	413.90	2.90	2.07	7.52	7.52	1305

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
MH39-01	E1D	Island East Footwall	1274.85	1283.35	8.50	4.17	7.86	7.86	1207
945-624-62	E1D1	Island East Footwall	394.35	408.25	13.90	6.06	6.90	6.90	1319
945-624-65A	E1D1	Island East Footwall	303.45	307.70	4.25	2.09	63.51	14.53	1203
945-624-69	E1D1	Island East Footwall	399.90	402.85	2.95	2.11	6.31	6.31	1295
945-624-71	E1D1	Island East Footwall	427.65	430.70	3.05	2.04	26.38	26.38	1313
1130-623-13	E1D1	Island East Footwall	39.50	44.00	4.50	3.35	5.93	5.93	1101
1130-623-30	E1D1	Island East Footwall	74.30	79.90	5.60	2.18	6.44	6.44	1135
440-586-07	E1E	Island East	93.15	98.00	4.85	2.01	3.86	3.86	434
540-578-05	E1E	Island East	65.70	68.45	2.75	2.07	49.26	49.26	531
540-578-06	E1E	Island East	65.50	68.50	3.00	2.12	3.07	3.07	499
540-578-08	E1E	Island East	61.60	65.00	3.40	2.57	26.25	26.25	545
840-572-56	E1E	Island East	192.50	196.50	4.00	2.44	5.59	5.59	901
840-572-61	E1E	Island East	203.00	205.75	2.75	2.26	3.15	3.15	884
MH39-04	E1E	Island East	1239.10	1242.30	3.20	2.16	18.39	18.39	1161
MH39-05	E1E	Island East	1212.60	1215.40	2.80	2.34	4.90	4.90	1121
MH40-02	E1E	Island East	1455.10	1460.50	5.40	3.87	55.50	45.31	1344
MH40-03	E1E	Island East	1439.85	1443.40	3.55	2.92	31.55	31.55	1317
580-463-11	G1	Island West Hanging Wall	146.00	151.70	5.70	2.29	6.51	3.35	707
580-463-17	G1	Island West Hanging Wall	46.30	48.50	2.20	1.94	4.18	4.18	564
580-463-19	G1	Island West Hanging Wall	117.00	120.00	3.00	2.67	9.54	6.77	635
580-463-31	G1	Island West Hanging Wall	119.05	121.45	2.40	1.78	3.95	3.95	662
580-463-15	NS1	Island West Hanging Wall	46.05	48.55	2.50	2.10	4.05	4.05	553
560-481-22	NS1	Island West Hanging Wall	362.78	366.00	3.22	2.83	7.07	7.07	380
560-481-22	NS1	Island West Hanging Wall	362.78	366.00	3.22	2.83	7.07	7.07	380
1025-497-04	NS2	Island West Hanging Wall	189.00	193.00	4.00	2.58	18.45	10.75	1043
1025-497-23	NS2	Island West Hanging Wall	221.25	223.55	2.30	2.05	10.85	10.55	1083
1025-497-26	NS2	Island West Hanging Wall	169.90	172.80	2.90	2.86	3.72	3.72	991
1025-517-30	NS2	Island West Hanging Wall	247.50	249.50	2.00	1.82	6.04	6.04	1018
1025-517-32	NS2	Island West Hanging Wall	242.60	244.70	2.10	2.09	7.90	5.16	1002
1025-517-34	NS2	Island West Hanging Wall	242.75	245.00	2.25	1.99	13.08	13.08	1135
620-619-04	NTH	Island East Footwall	160.05	162.35	2.30	2.08	6.95	6.95	701
840-572-45	NTH3	Island East Footwall	197.00	201.00	4.00	2.50	15.87	15.87	814
840-572-46	NTH3	Island East Footwall	165.00	167.25	2.25	1.99	30.21	15.61	857
840-572-48	NTH3	Island East Footwall	233.80	238.10	4.30	2.50	29.63	8.91	804
840-572-49	NTH3	Island East Footwall	189.10	192.20	3.10	2.15	6.82	6.82	880
840-572-55	NTH3	Island East Footwall	194.10	197.00	2.90	2.48	11.25	11.25	907
840-572-56	NTH3	Island East Footwall	149.80	152.50	2.70	2.42	37.02	29.46	888
840-572-57	NTH3	Island East Footwall	158.70	161.50	2.80	2.18	5.38	5.38	859
840-572-61	NTH3	Island East Footwall	143.55	145.60	2.05	1.99	3.03	3.03	872
440-586-01	Unknown	Island East Footwall	100.30	103.20	2.90		129.76		470
440-586-06	Unknown	Island East Footwall	12.80	14.80	2.00		5.41		402
440-586-07	Unknown	Island East Footwall	11.90	13.90	2.00		4.64		400
440-586-08	Unknown	Island East Footwall	13.75	15.80	2.05		14.73		397
490-450-05	Unknown	Island West Hanging Wall	225.00	227.00	2.00		158.03		471
490-450-05	Unknown	Island West Footwall	160.70	162.70	2.00		10.06		474

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
490-450-05	Unknown	Island West Footwall	168.05	170.25	2.20		8.02		474
490-450-06	Unknown	Island West Footwall	180.65	183.00	2.35		61.33		554
540-578-01	Unknown	Island East Footwall	31.60	33.90	2.30		16.66		546
540-578-02	Unknown	Island East Footwall	25.55	27.55	2.00		3.33		545
540-578-08	Unknown	Island East Footwall	18.80	21.00	2.20		41.08		537
540-578-09	Unknown	Island East Footwall	99.35	102.30	2.95		4.82		572
540-578-13	Unknown	Island East Footwall	19.35	21.80	2.45		4.03		536
540-578-15	Unknown	Island East Footwall	65.90	68.80	2.90		4.53		515
540-578-16	Unknown	Island East Footwall	29.50	31.50	2.00		8.24		540
540-578-19	Unknown	Island East Footwall	63.65	66.25	2.60		6.61		571
560-481-14	Unknown	Island West Hanging Wall	201.35	205.15	3.80		5.72		420
560-481-17	Unknown	Island West Footwall	112.30	115.35	3.05		32.57		515
560-481-17	Unknown	Island West Footwall	147.00	150.35	3.35		11.50		503
560-481-17	Unknown	Island West Footwall	65.10	67.90	2.80		4.67		530
560-481-17	Unknown	Island West Footwall	330.30	333.45	3.15		3.62		438
560-481-17	Unknown	Island West Footwall	27.30	30.00	2.70		3.25		541
560-481-22	Unknown	Island West Footwall	69.00	72.00	3.00		6.41		520
580-463-04	Unknown	Island West Hanging Wall	207.75	211.10	3.35		6.18		563
580-463-08	Unknown	Island West Hanging Wall	11.00	13.60	2.60		26.64		588
580-463-08	Unknown	Island West Hanging Wall	127.10	129.20	2.10		3.42		653
580-463-13	Unknown	Island West Hanging Wall	250.50	252.55	2.05		4.18		613
580-463-16	Unknown	Island West Hanging Wall	137.40	139.70	2.30		17.72		573
580-463-18	Unknown	Island West Hanging Wall	76.50	83.10	6.60		8.73		592
580-463-19	Unknown	Island West Hanging Wall	65.00	68.80	3.80		9.50		612
580-463-19	Unknown	Island West Hanging Wall	157.60	163.00	5.40		3.12		655
580-463-21	Unknown	Island West Hanging Wall	88.80	90.80	2.00		5.43		606
580-463-29	Unknown	Island West Hanging Wall	79.00	82.75	3.75		22.74		645
580-463-29	Unknown	Island West Hanging Wall	85.90	88.00	2.10		7.23		650
580-463-31	Unknown	Island West Hanging Wall	212.00	219.65	7.65		6.43		727
580-463-33	Unknown	Island West Hanging Wall	10.70	12.70	2.00		26.93		582
580-463-34	Unknown	Island West Hanging Wall	17.25	19.40	2.15		12.70		577
620-619-05	Unknown	Island East Footwall	128.85	131.05	2.20		10.07		691
620-619-07	Unknown	Island East Footwall	148.65	151.10	2.45		13.67		710
620-619-07	Unknown	Island East Footwall	95.50	97.65	2.15		7.90		667
790-479-51	Unknown	Island West Footwall	58.60	63.60	5.00		15.53		811
790-479-63	Unknown	Island West Footwall	126.90	129.05	2.15		6.21		845
790-479-64	Unknown	Island West Footwall	57.25	60.00	2.75		14.73		817
790-479-65	Unknown	Island West Footwall	150.35	153.00	2.65		6.43		797
790-479-71	Unknown	Island West Footwall	221.70	224.00	2.30		4.69		743
840-572-45	Unknown	Island East Footwall	58.35	60.80	2.45		4.39		833
840-572-46	Unknown	Island East Footwall	212.65	215.00	2.35		7.70		861
840-572-47	Unknown	Island East Footwall	207.90	210.00	2.10		3.51		910
840-572-52	Unknown	Island East Footwall	56.15	58.65	2.50		5.47		875
840-572-55	Unknown	Island East Footwall	201.50	204.00	2.50		3.25		909
840-572-59	Unknown	Island East Footwall	176.70	178.75	2.05		3.01		911

14 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
850-475-13	Unknown	Island West Hanging Wall	24.00	30.10	6.10		46.75		873
850-475-14	Unknown	Island West Hanging Wall	17.00	22.50	5.50		3.98		865
850-475-27	Unknown	Island West Hanging Wall	179.95	183.00	3.05		37.61		997
890-461-08	Unknown	Island West Footwall	82.55	87.50	4.95		11.03		916
890-461-10	Unknown	Island West Hanging Wall	198.65	202.55	3.90		28.05		880
890-461-16	Unknown	Island West Hanging Wall	65.00	67.10	2.10		5.53		894
890-461-16	Unknown	Island West Footwall	259.00	261.05	2.05		3.55		981
890-461-17	Unknown	Island West Footwall	44.55	49.45	4.90		58.77		900
890-461-17	Unknown	Island West Footwall	151.70	154.20	2.50		32.35		981
890-461-17	Unknown	Island West Footwall	52.15	57.75	5.60		4.12		906
890-461-20A	Unknown	Island West Footwall	140.15	143.00	2.85		3.25		967
890-461-23	Unknown	Island West Footwall	202.60	205.80	3.20		23.74		1031
890-461-23	Unknown	Island West Footwall	42.30	46.55	4.25		15.59		901
890-461-23	Unknown	Island West Footwall	54.30	57.60	3.30		8.07		910
890-461-23	Unknown	Island West Footwall	212.25	216.80	4.55		3.21		1040
890-461-25	Unknown	Island West Footwall	123.50	127.50	4.00		3.25		946
890-461-26	Unknown	Island West Footwall	32.20	34.75	2.55		9.24		888
890-461-31	Unknown	Island West Footwall	136.20	139.40	3.20		11.89		959
890-461-32	Unknown	Island West Footwall	218.30	221.35	3.05		4.15		1024
890-461-33	Unknown	Island West Footwall	294.50	297.25	2.75		33.23		1083
890-461-33	Unknown	Island West Footwall	305.00	308.75	3.75		19.50		1091
890-461-33	Unknown	Island West Footwall	208.00	210.50	2.50		6.12		1018
890-461-34	Unknown	Island West Footwall	161.80	164.00	2.20		114.22		977
890-461-35	Unknown	Island West Hanging Wall	320.40	323.90	3.50		5.01		1083
890-461-35	Unknown	Island West Footwall	37.60	40.05	2.45		3.43		892
890-461-39	Unknown	Island West Footwall	215.30	217.50	2.20		5.36		1033
890-461-39	Unknown	Island West Footwall	35.00	38.60	3.60		4.85		894
890-461-39	Unknown	Island West Footwall	161.50	163.70	2.20		4.17		991
890-461-40	Unknown	Island West Footwall	158.30	160.30	2.00		44.94		991
890-461-40	Unknown	Island West Footwall	212.30	214.50	2.20		12.01		1034
890-461-40	Unknown	Island West Footwall	38.40	40.50	2.10		9.18		897
890-461-42	Unknown	Island West Footwall	153.60	160.40	6.80		584.20		976
890-461-46	Unknown	Island West Footwall	73.40	75.70	2.30		8.72		902
890-461-47	Unknown	Island West Footwall	118.40	122.60	4.20		46.83		899
890-461-48	Unknown	Island West Footwall	38.05	44.95	6.90		9.68		894
890-461-48	Unknown	Island West Footwall	222.20	224.70	2.50		6.93		1018
890-461-52	Unknown	Island West Hanging Wall	229.55	233.35	3.80		38.63		1033
890-461-52	Unknown	Island West Footwall	40.00	43.40	3.40		31.23		896
890-461-53	Unknown	Island West Footwall	86.70	90.45	3.75		17.21		896
890-461-53	Unknown	Island West Hanging Wall	114.55	116.60	2.05		5.26		906
890-461-53	Unknown	Island West Footwall	49.90	51.90	2.00		4.65		883
890-461-54	Unknown	Island West Footwall	117.10	120.95	3.85		40.59		921
890-461-54	Unknown	Island West Footwall	41.35	43.45	2.10		40.01		885
890-461-54	Unknown	Island West Footwall	89.15	95.10	5.95		24.16		908
890-461-55	Unknown	Island West Footwall	7.30	9.30	2.00		11.35		872

15 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
890-461-55	Unknown	Island West Footwall	42.70	45.40	2.70		9.67		899
890-461-55	Unknown	Island West Footwall	33.95	39.75	5.80		8.84		893
890-461-55A	Unknown	Island West Hanging Wall	35.00	39.25	4.25		15.12		893
890-461-55A	Unknown	Island West Footwall	190.20	193.00	2.80		7.05		1008
890-461-56	Unknown	Island West Footwall	190.50	192.70	2.20		92.85		984
890-461-57	Unknown	Island West Hanging Wall	43.70	49.95	6.25		30.95		902
890-461-57	Unknown	Island West Footwall	238.70	244.80	6.10		25.95		1057
890-461-57	Unknown	Island West Footwall	228.25	230.60	2.35		8.48		1047
945-624-48	Unknown	Island East Footwall	349.20	358.75	9.55		12.12		1271
945-624-50	Unknown	Island East Hanging Wall	141.55	150.60	9.05		4.33		1062
1025-497-02	Unknown	Island West Footwall	158.15	160.35	2.20		16.96		1074
1025-497-05	Unknown	Island East Hanging Wall	212.60	214.65	2.05		3.80		1082
1025-497-08	Unknown	Island East Hanging Wall	254.60	256.60	2.00		4.96		1146
1025-497-12	Unknown	Island East Hanging Wall	262.95	267.00	4.05		5.20		1107
1025-497-13	Unknown	Island West Footwall	155.60	158.05	2.45		24.70		1029
1025-517-01	Unknown	Island West Footwall	81.15	83.70	2.55		8.66		1033
1025-517-18	Unknown	Island West Footwall	101.05	103.35	2.30		6.31		1069
1025-517-25	Unknown	Island East Hanging Wall	179.40	181.80	2.40		22.53		1136
1025-517-25	Unknown	Island East Hanging Wall	115.85	119.95	4.10		14.00		1091
1025-517-31	Unknown	Island East Hanging Wall	110.00	112.45	2.45		14.66		1034
1025-517-32	Unknown	Island West Footwall	108.00	110.15	2.15		8.90		1004
1025-517-34	Unknown	Island East Hanging Wall	280.90	286.25	5.35		38.44		1158
MH39-02	Unknown	Island East Footwall	1241.00	1243.00	2.00		7.62		1164
MH39-02	Unknown	Island East Footwall	1320.00	1322.30	2.30		3.40		1238
MH39-04	Unknown	Island East Hanging Wall	1217.00	1221.00	4.00		4.14		1140
MH39-06	Unknown	Island East Footwall	1371.50	1374.80	3.30		15.30		1292

Table 2: Island Gold – Previously Unreleased Select Composite Intervals from Underground Delineation Drilling
Composite intervals greater than 100 g*m g/t Au weighted average, capping values:
Island Main and East (E1E Zone) @ 185 g/t Au

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
945-624-52	E1E	Island East	316.90	355.15	38.25	17.87	31.42	22.16	1238
945-624-50	E1E	Island East	292.15	322.50	30.35	18.65	8.72	8.72	1218
1130-623-25	E1E	Island East	49.60	79.80	30.20	19.34	23.57	21.93	1106
1130-623-30	E1E	Island East	164.50	191.30	26.80	9.19	4.06	4.06	1199
1130-623-34	E1E	Island East	173.50	207.00	33.50	13.46	37.92	21.18	1226
1130-623-35	E1E	Island East	142.00	178.15	36.15	7.94	37.07	31.64	1203

16 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 3: Underground exploration and delineation, and surface exploration drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83).

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
1025-497-02	184	-29	231.0	690565	5351646	-609
1025-497-04	167	-15	282.0	690566	5351646	-609
1025-497-05	165	-24	228.0	690566	5351646	-609
1025-497-07	157	-37	270.0	690566	5351646	-610
1025-497-08	169	-33	390.0	690566	5351646	-610
1025-497-12	193	-25	315.0	690565	5351646	-609
1025-497-13	199	-13	222.0	690565	5351646	-609
1025-497-23	158	-25	255.0	690566	5351646	-609
1025-497-25	215	4	291.0	690564	5351646	-608
1025-497-26	192	0	177.0	690566	5351646	-608
1025-517-01	187	-18	390.0	690778	5351653	-624
1025-517-18	140	-40	231.0	690780	5351654	-624
1025-517-25	177	-45	378.0	690778	5351653	-624
1025-517-29	219	-20	276.0	690777	5351653	-624
1025-517-30	192	-3	300.0	690778	5351653	-623
1025-517-31	192	-14	300.0	690778	5351653	-624
1025-517-32	218	1	291.0	690777	5351653	-623
1025-517-34	200	-29	300.0	690777	5351653	-624
1130-623-13	128	-20	135.0	691825	5351897	-706
1130-623-25	198	-15	87.0	691821	5351897	-705
1130-623-30	137	-38	234.0	691824	5351897	-706
1130-623-30	137	-38	234.0	691824	5351897	-706
1130-623-34	154	-44	207.0	691824	5351897	-706
1130-623-35	167	-44	192.0	691823	5351897	-706
440-586-01	187	-48	177.0	691357	5352049	-13
440-586-06	213	-31	156.0	691356	5352049	-13
440-586-07	214	-24	129.0	691356	5352049	-13
440-586-08	225	-10	138.0	691355	5352049	-12
490-450-04	202	-34	420.0	690072	5351600	-101
490-450-05	217	2	450.0	690071	5351600	-99
490-450-06	216	-21	447.0	690071	5351600	-100
490-450-07	209	9	348.0	690071	5351600	-99
540-578-01	120	-21	81.0	691300	5351981	-152
540-578-02	135	-26	147.0	691300	5351981	-152
540-578-05	198	2	156.0	691298	5351980	-151
540-578-06	207	28	99.0	691297	5351980	-150
540-578-08	181	-11	99.0	691298	5351980	-151
540-578-09	190	-23	114.0	691298	5351980	-151
540-578-13	214	-9	159.0	691297	5351980	-151
540-578-15	119	15	96.0	691300	5351981	-150

17 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
540-578-16	123	-13	108.0	691300	5351981	-151
540-578-19	163	-35	141.0	691298	5351980	-152
560-481-14	234	34	456.0	690408	5351582	-166
560-481-15	235	25	396.0	690408	5351582	-167
560-481-17	230	17	348.0	690408	5351582	-168
560-481-22	233	22	369.0	690408	5351583	-167
580-463-04	225	5	222.0	690281	5351436	-198
580-463-08	169	-34	219.0	690282	5351435	-200
580-463-11	161	-56	168.0	690283	5351435	-200
580-463-13	233	-6	279.0	690281	5351436	-199
580-463-15	228	32	189.0	690281	5351436	-197
580-463-16	174	3	171.0	690283	5351435	-198
580-463-17	162	19	174.0	690283	5351435	-198
580-463-18	213	-7	210.0	690281	5351435	-199
580-463-19	208	-26	225.0	690282	5351435	-200
580-463-21	179	-16	150.0	690282	5351435	-199
580-463-29	265	-49	105.0	690281	5351437	-200
580-463-31	186	-41	297.0	690281	5351435	-200
580-463-33	154	-6	213.0	690283	5351435	-199
580-463-34	154	8	204.0	690283	5351435	-198
620-619-04	187	-41	195.0	691665	5352159	-209
620-619-05	195	-49	210.0	691665	5352159	-209
620-619-07	191	-51	261.0	691665	5352159	-209
790-479-51	179	2	240.0	690081	5351504	-431
790-479-58	225	-3	291.3	690079	5351506	-432
790-479-61	202	-34	258.0	690080	5351504	-433
790-479-62	197	3	264.0	690080	5351504	-431
790-479-63	143	-14	330.0	690082	5351504	-432
790-479-64	169	-3	180.0	690081	5351504	-432
790-479-65	224	5	378.0	690079	5351506	-431
790-479-66	223	1	309.0	690079	5351506	-432
790-479-67	216	1	282.0	690079	5351505	-432
790-479-69	198	18	270.0	690080	5351504	-431
790-479-71	211	17	306.0	690080	5351505	-431
790-479-72	214	10	325.5	690080	5351505	-431
790-479-73	216	20	342.0	690080	5351505	-431
840-572-45	206	8	231.0	691246	5351955	-459
840-572-46	219	-5	219.0	691246	5351954	-459
840-572-47	232	-18	210.0	691246	5351955	-459
840-572-48	233	9	318.0	691246	5351955	-459
840-572-49	247	-11	300.0	691246	5351955	-459
840-572-52	233	-36	210.0	691246	5351955	-459

18 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
840-572-55	161	-19	255.0	691246	5351955	-459
840-572-56	167	-17	240.0	691246	5351952	-459
840-572-57	173	-6	216.0	691246	5351955	-459
840-572-59	175	-23	246.0	691246	5351955	-459
840-572-61	182	-13	219.0	691246	5351949	-459
850-475-13	32	-62	180.0	690424	5351406	-468
850-475-14	39	-52	189.0	690424	5351406	-468
850-475-27	310	-54	192.0	690420	5351406	-468
890-461-04	185	-52	327.0	690217	5351520	-484
890-461-05	204	-30	291.0	690216	5351519	-483
890-461-06	219	-33	360.0	690215	5351519	-483
890-461-07	219	-24	267.0	690215	5351519	-483
890-461-08	210	-36	291.0	690215	5351519	-483
890-461-09	198	-47	300.0	690216	5351519	-484
890-461-10	168	-4	225.0	690217	5351519	-482
890-461-16	145	-26	285.0	690219	5351520	-483
890-461-17	135	-46	276.0	690219	5351520	-484
890-461-20A	140	-45	288.0	690217	5351519	-484
890-461-23	133	-53	285.0	690219	5351520	-484
890-461-25	184	-36	150.0	690217	5351520	-483
890-461-26	178	-43	174.0	690217	5351520	-483
890-461-31	121	-43	288.0	690219	5351520	-484
890-461-32	119	-46	330.0	690219	5351520	-484
890-461-33	115	-45	360.0	690220	5351521	-484
890-461-34	117	-41	306.0	690219	5351520	-484
890-461-35	114	-42	441.0	690220	5351521	-484
890-461-39	172	-50	264.7	690218	5351520	-484
890-461-40	156	-51	261.0	690217	5351520	-484
890-461-42	134	-44	261.0	690219	5351520	-484
890-461-46	139	-29	138.0	690219	5351520	-483
890-461-47	134	-15	160.0	690219	5351520	-483
890-461-48	189	-42	273.0	690217	5351519	-484
890-461-49	183	-47	291.0	690217	5351520	-484
890-461-52	155	-45	249.0	690218	5351520	-484
890-461-53	187	-20	168.0	690217	5351519	-483
890-461-54	184	-27	210.0	690217	5351519	-483
890-461-55	170	-47	170.3	690217	5351520	-484
890-461-55A	170	-47	261.0	690217	5351519	-484
890-461-56	164	-37	210.0	690218	5351520	-483
890-461-57	133	-51	267.0	690219	5351520	-484
890-461-58	142	6	96.0	690219	5351520	-482
945-624-48	49	-81	390.0	691899	5351767	-539

19 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
945-624-50	271	-75	435.0	691894	5351767	-538
945-624-50	271	-75	435.0	691894	5351767	-538
945-624-51	245	-85	450.0	691895	5351766	-538
945-624-52	72	-69	423.0	691899	5351767	-538
945-624-62	114	-81	468.0	691898	5351766	-538
945-624-65A	57	-67	330.0	691899	5351768	-538
945-624-69	72	-65	420.0	691898	5351740	-538
945-624-71	80	-61	453.0	691898	5351740	-538
MH39-01	340	-77	1418.0	691644	5351376	397
MH39-02	340	-77	677.2	691644	5351376	397
MH39-04	342	-77	405.0	691644	5351376	397
MH39-05	340	-77	811.0	691644	5351376	397
MH39-06	340	-77	1080.6	691644	5351376	397
MH40-02	356	-72	554.0	691231	5351046	399
MH40-03	356	-72	564.0	691231	5351046	399
Note: UTM mine surface elevation 393 m

20 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Island Gold Mine – C/E1E Longitudinal: New Underground Exploration Drilling Highlights: C & E1E-Zone

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 2: Island Gold Mine – New Underground Exploration Drilling Highlights: Hanging Wall & Footwall Zones

surface
-500 m
-1000 m
-1500 m
-2000 m
Island West
Footwall Zones
DN2 Zone
790-479-65
16.34 g/t Au (16.34 g/t Au cut) / 1.99 m
MH39-01
7.86 g/t Au (7.86 g/t Au cut) / 4.17 m
D1 Zone
890-461-07
12.75 g/t Au (9.55 g/t Au cut) / 3.93 m
890-461-04
11.72 g/t Au (10.06 g/t Au cut) / 2.20 m
890-461-06
9.80 g/t Au (9.80 g/t Au cut) / 2.43 m
Island West
Hanging Wall Zones
B Zone
890-461-07
17.08 g/t Au (17.08 g/t Au cut) / 2.05 m
NS2 Zone
1025-497-04
18.45 g/t Au (10.75 g/t Au cut) / 2.58 m
1025-517-34
13.08 g/t Au (13.08 g/t Au cut) / 1.99 m
1025-497-23
10.85 g/t Au (10.55 g/t Au cut) / 2.05 m
Island East
Footwall Zones
NTH3 Zone
840-572-56
37.02 g/t Au (29.46 g/t Au cut) / 2.42 m
840-572-45
15.87 g/t Au (15.87 g/t Au cut) / 2.50 m
840-572-46
30.21 g/t Au (15.61 g/t Au cut) / 1.99 m
840-572-48
29.63 g/t Au (8.91 g/t Au cut) / 2.50 m
E1D1 Zone
945-624-71
26.38 g/t Au (26.38 g/t Au cut) / 2.04 m
945-624-65A
63.51 g/t Au (14.53 g/t Au cut) / 2.09 m
945-624-62
6.90 g/t Au (6.90 g/t Au cut) / 6.06 m
Shaft – In Progress
Legend
Ramp & Development
Mined out
Island Gold Structure
R & R Year End 2023
Mineral Reserves
Mineral Resources
Mineralized Zone
Z
W
N
Alamos Gold Inc.
ISLAND GOLD

3D isometric view looking NW, Azim 295, Jan 2025

22 | ALAMOS GOLD INC